                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

      [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

        [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
          FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583

          A. Full title of the plans and the addresses of the plans, if different from that of the issuer named below:

                    Friction Products Co. Profit Sharing Plan
            S. K. Wellman Retirement Savings and Profit Sharing Plan
                     Helsel, Inc. Employee's Retirement Plan
               Helsel, Inc. Employee's Savings and Investment Plan
                        Sinterloy Corporation 401(k) Plan
                 Hutchinson Products LLC Employees' 401(k) Plan
               Hawk Corporation 401(k) Savings and Retirement Plan


         B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114

                                   SIGNATURES


The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Friction Products Co. Profit Sharing Plan
                     S. K. Wellman Retirement Savings and Profit Sharing Plan
                                      Helsel, Inc. Employee's Retirement Plan
                          Helsel, Inc. Employee's Savings and Investment Plan
                                            Sinterloy Corporation 401(k) Plan
                               Hutchinson Products LLC Employees' 401(k) Plan
                          Hawk Corporation 401(k) Savings and Retirement Plan

Date: June 28, 2000

                                      By: /s/ Thomas A. Gilbride
                                          ----------------------
                                          Thomas A. Gilbride
                                          Plan Administrator

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Friction Products Co. Profit Sharing Plan

December 31, 1999 with Report of Independent Auditors

                    Friction Products Co. Profit Sharing Plan

                 Financial Statements and Supplemental Schedule

                                December 31, 1999

                                TABLE OF CONTENTS




Report of Independent Auditors ...........................................  1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...........................  2
Statement of Changes in Net Assets Available for Benefits.................  3
Notes to Financial Statements.............................................  4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets Held for
    Investment Purposes at End of Year....................................  8

                         Report of Independent Auditors



Plan Administrator
Friction Products Co. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Friction Products Co. Profit Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for the benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                            /s/ Ernst & Young LLP

Cleveland, Ohio
June 14, 2000

                    Friction Products Co. Profit Sharing Plan

                 Statements of Net Assets Available for Benefits



                                                     DECEMBER 31
                                                1999             1998
                                        --------------------------------
 ASSETS
 Investments, at fair value:
   Pooled separate accounts             $    2,778,338     $   1,909,897
   Guaranteed Income Fund                    2,309,282         1,958,524
   Hawk Corporation Stock Fund                  14,578
                                        --------------------------------
 Total investments                           5,102,198         3,868,421


 Contributions receivable:
  Employee                                     127,534           126,537
  Employer                                     271,897           256,480
                                        --------------------------------
 Total receivables                             399,431           383,017
                                        --------------------------------

 NET ASSETS AVAILABLE FOR BENEFITS      $    5,501,629     $   4,251,438
                                        ================================


 See notes to financial statements.

                    Friction Products Co. Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999



Additions:
   Investment income:
     Net realized and unrealized appreciation
       in fair value of investments                                 $      671,825
     Interest                                                              112,619
                                                                    --------------
                                                                           784,444

   Contributions:
     Employer                                                              271,897
     Employee                                                              278,774
                                                                    --------------
                                                                           550,671
                                                                    --------------
Total additions                                                          1,335,115

Deductions:
   Benefit payments                                                         75,756
   Fees and expenses                                                           269
                                                                    --------------
Total deductions                                                            76,025

Transfers to other plans                                                     8,899
                                                                    --------------

Net increase                                                             1,250,191

Net assets available for benefits at beginning of year                   4,251,438
                                                                    --------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $    5,501,629
                                                                    ==============


See notes to financial statements.

                    Friction Products Co. Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 1999




A.   DESCRIPTION OF THE PLAN

The following description of the Friction Products Co. Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established August 1, 1981 as a defined contribution plan covering all non-union employees of Friction Products Co. (the "Company" and "Plan Sponsor") who have completed seven months of service. Friction Products Co. is a wholly-owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 10% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan allows for discretionary contributions by the Plan Sponsor from available business profits. Employer contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. During the first quarter of 2000, the Plan Sponsor made a discretionary profit sharing contribution of $271,897 for the 1999 Plan year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                    Friction Products Co. Profit Sharing Plan

A.   DESCRIPTION OF THE PLAN--CONTINUED

VESTING AND DISTRIBUTIONS

The Plan provides for 100% immediate vesting of a participant's account balance, including employer contributions. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants based on the amounts in the respective participants' accounts. Withdrawals from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options. Effective January 1, 1999, the Plan was amended to allow participants to invest in the Hawk Corporation Stock Fund.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at fair value as determined by CIGNA, which approximates contract value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

C.   INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                            Net Realized
                                           and Unrealized
                                            Appreciation
                                           in Fair Value
                                           of Investments
                                           --------------

Pooled separate accounts                   $    669,806
Hawk Corporation Stock Fund                       2,019
                                           ------------

                                           $    671,825
                                           ============

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                    DECEMBER 31
                                                              1999              1998
                                                          -----------------------------
Guaranteed Income Fund                                    $2,309,282        $ 1,958,524
Stock Market Index Fund                                      332,483            294,333
Fidelity Advisor Growth Opportunity Fund                     509,072            457,306
Warburg Advisor Emerging Growth Fund                         657,841            508,681
White Oak Growth Stock Fund                                  721,284            432,589

                    Friction Products Co. Profit Sharing Plan

D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination all participant accounts will be distributed based upon the value of the participant's account on the termination date.

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 30, 1996, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

                    Friction Products Co. Profit Sharing Plan

                   Employer Identification Number: 34-1608009
                                Plan Number: 005

                Schedule H, Line 4i--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

                     Identity of Issue, Borrower,                                               Current
          Lessor, or Similar Party/Description of Investment                  Cost               Value
--------------------------------------------------------------------------------------------------------------
* Connecticut General Life Insurance
    Company--Group Annuity Contract:
       Guaranteed Income Fund                                           $      2,309,282      $    2,309,282
       Stock Market Index Fund                                                   185,895             332,483
       Fidelity Advisor Growth Opportunity Fund                                  274,317             509,072
       Warburg Advisor Emerging Growth Fund                                      332,185             657,841
       CIGNA Lifetime 20 Fund                                                     19,723              24,390
       CIGNA Lifetime 30 Fund                                                     44,245              56,374
       CIGNA Lifetime 40 Fund                                                      4,963               5,933
       CIGNA Lifetime 50 Fund                                                        420                 489
       CIGNA Lifetime 60 Fund                                                        270                 284
       Janus Worldwide Fund                                                       87,223             136,278
       Janus Fund                                                                123,162             196,228
       White Oak Growth Stock Fund                                               432,883             721,284
       American Century Ultra Fund                                                95,129             137,682
       Hawk Corporation Stock Fund                                                12,617              14,578
                                                                      ----------------------------------------

  TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                             $      3,922,314      $    5,102,198
                                                                      ========================================


* Represents a party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

S. K. Wellman Retirement Savings and Profit Sharing Plan

December 31, 1999 with Report of Independent Auditors

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                 Financial Statements and Supplemental Schedule

                                December 31, 1999

                                TABLE OF CONTENTS



Report of Independent Auditors ........................................    1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits........................    2
Statement of Changes in Net Assets Available for Benefits..............    3
Notes to Financial Statements..........................................    4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets Held for
    Investment Purposes at End of Year.................................    8

                         Report of Independent Auditors


Plan Administrator
S. K. Wellman Retirement Savings and Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of the S.K. Wellman Retirement Savings and Profit Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                            /s/ Ernst & Young LLP


Cleveland, Ohio
June 14, 2000

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                 Statements of Net Assets Available for Benefits



                                                       DECEMBER 31
                                                  1999             1998
                                            ---------------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                 $    6,631,315    $    7,003,700
   Guaranteed Income Fund                        3,211,161         1,826,859
   Hawk Corporation Stock Fund                      53,777
                                            --------------------------------
Total investments                                9,896,253         8,830,559

Employer contribution receivable                   217,012           189,092
                                            --------------------------------

NET ASSETS AVAILABLE FOR BENEFITS           $    10,113,265   $     9,019,651
                                            =================================



See notes to financial statements.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999



Additions:
   Investment income:
     Net realized and unrealized appreciation
       in fair value of investments                          $       963,953
     Interest                                                        130,694
                                                             ---------------
                                                                   1,094,647

   Contributions:
     Employer                                                        238,363
     Employee                                                        345,315
                                                             ---------------
                                                                     583,678
                                                             ---------------
Total additions                                                    1,678,325

Deductions:
   Benefit payments                                                  589,192
   Fees and expenses                                                   4,418
                                                             ---------------
Total deductions                                                     593,610

Transfers from other plans                                             8,899
                                                             ---------------

Net increase                                                       1,093,614

Net assets available for benefits at beginning of year             9,019,651
                                                             ---------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR             $    10,113,265
                                                             ===============


See notes to financial statements.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 1999



A.   DESCRIPTION OF THE PLAN

The following description of the S. K. Wellman Retirement Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all non-union employees of the
S. K. Wellman Corporation (the "Company" and "Plan Sponsor") who have at least 90 days of service and are age twenty-one or older. S. K. Wellman Corporation is a wholly-owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute not less than 1% nor more than 15% of their pretax compensation subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor matches participant contributions at the rate of 10% of the first 6% of the employee's contribution. The Plan Sponsor may also contribute a profit sharing contribution at its discretion. During the first quarter of 2000 the Plan Sponsor made a discretionary profit sharing contribution of $217,012 for the 1999 Plan year. Forfeitures are used to reduce the amount of matching or profit sharing contributions by the Plan Sponsor. The balance of forfeited nonvested accounts was $1,990 and $0 as of December 31, 1999 and 1998, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Plan Sponsor contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions and in the Plan Sponsor's matching contributions. If the Plan were to terminate at some future time, each participant will become fully vested in his or her entire account balance.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

A.   DESCRIPTION OF THE PLAN--CONTINUED

Participants become vested in their allocated share of any profit sharing contributions at the rate of 33-1/3% after two years of service and 33-1/3% per year thereafter, reaching 100% at the completion of four years of service.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options. Effective January 1, 1999, the Plan was amended to allow participants to invest in the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

On the normal retirement date, a participant may elect to receive either a lump sum amount equal to the vested account balance or elect installment payments. Hardship withdrawals are available for withdrawal of the participant's voluntary contribution if certain specified conditions are met.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at fair value as determined by CIGNA, which approximates contract value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

C.   INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                               Net Realized
                                              and Unrealized
                                               Appreciation
                                              in Fair Value
                                              of Investments
                                              --------------

Pooled separate accounts                      $     907,748
Hawk Corporation Stock Fund                          56,205
                                              -------------

                                              $     963,953
                                              =============

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                      DECEMBER 31
                                                 1999             1998
                                           --------------------------------

Guaranteed Income Fund                     $    3,211,161     $   1,826,859
CIGNA Lifetime 40 Fund                          1,458,232         1,606,429
Janus Fund                                        602,085
Fidelity Advisor Growth Opportunity Fund        3,464,058         4,528,671

            S. K. Wellman Retirement Savings and Profit Sharing Plan

D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 24, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                    Employer Identification Number 34-1804995
                                 Plan Number 003

                Schedule H, Line 4i--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999



                       Identity of Issue, Borrower,                                               Current
            Lessor, or Similar Party/Description of Investment                  Cost               Value
----------------------------------------------------------------------------------------------------------------
 * Connecticut General Life Insurance Company:
      Guaranteed Income Fund                                               $      3,211,161      $   3,211,161
      CIGNA Lifetime 20 Fund                                                         77,838             96,390
      CIGNA Lifetime 30 Fund                                                         46,170             61,279
      CIGNA Lifetime 40 Fund                                                      1,053,587          1,458,232
      CIGNA Lifetime 50 Fund                                                         49,592             58,983
      CIGNA Lifetime 60 Fund                                                         90,882            102,302
      CIGNA Stock Market Index Fund                                                  93,888            116,335
      Fidelity Advisor Growth Opportunity Fund                                    2,576,058          3,464,058
      Warburg Pincus Emerging Growth Fund                                            70,360             98,500
      American Century Ultra Fund                                                   103,044            132,676
      Janus Fund                                                                    393,160            602,085
      Janus Worldwide Fund                                                          104,110            149,856
      White Oak Growth Stock Fund                                                   216,135            290,619
      Hawk Corporation Stock Fund                                                    39,366             53,777
                                                                           -----------------------------------

                                                                           $      8,125,351      $   9,896,253
                                                                           ===================================


* Indicates party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Helsel, Inc. Employees' Retirement Plan

December 31, 1999 with Report of Independent Auditors

                     Helsel, Inc. Employees' Retirement Plan

                 Financial Statements and Supplemental Schedule

                                December 31, 1999



                                TABLE OF CONTENTS

Report of Independent Auditors.........................................  1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits........................  2
Statement of Changes in Net Assets Available for Benefits..............  3
Notes to Financial Statements..........................................  4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets Held for Investment
   Purposes at End of Year.............................................  8

                         Report of Independent Auditors



Plan Administrator
Helsel, Inc. Employees' Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Helsel, Inc. Employees' Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                            /s/ Ernst & Young LLP

Cleveland, Ohio
June 14, 2000

                     Helsel, Inc. Employees' Retirement Plan

                 Statements of Net Assets Available for Benefits



                                                         DECEMBER 31
                                                  1999                 1998
                                              ---------------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                   $4,748,539         $   4,064,823
   Guaranteed Income Fund                        349,927                61,677
                                              ---------------------------------
Total Investments                              5,098,466             4,126,500

Contribution receivable:
   Employer                                                            169,912
                                              ---------------------------------

NET ASSETS AVAILABLE FOR BENEFITS             $5,098,466         $   4,296,412
                                              ================================



    See notes to financial statements.

                     Helsel, Inc. Employees' Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999



Additions:
   Investment income:
     Net realized and unrealized appreciation
       in fair value of investments                          $       575,527
     Interest                                                          6,637
                                                             ---------------
                                                                     582,164

   Employer contributions                                            415,331
                                                             ---------------
Total additions                                                      997,495

Deductions:
   Benefit payments                                                  195,060
   Fees and expenses                                                     381
                                                             ---------------
Total deductions                                                     195,441
                                                             ---------------

Net increase                                                         802,054

Net assets available for benefits at beginning of year             4,296,412
                                                             ---------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR             $     5,098,466
                                                             ===============


See notes to financial statements.

                     Helsel, Inc. Employees' Retirement Plan

                          Notes to Financial Statements

                                December 31, 1999




A.   DESCRIPTION OF PLAN

The following description of the Helsel, Inc. Employees' Retirement Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a money-purchase pension plan established by Helsel, Inc. (the "Company" and "Plan Sponsor") effective as of July 1, 1978, covering all non-union employees of the Company who have completed one year of service. Helsel, Inc. is a wholly-owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each Plan year, the Company contributes to the Plan an amount equal to 7% of each eligible participant's compensation, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Forfeitures available to reduce the Company's future contributions were $39,268 and $20,025 at December 31, 1999 and 1998, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Vesting of participant accounts is based upon years of service. A participant is 100% vested after six years of credited service based on a graded vesting schedule.

                     Helsel, Inc. Employees' Retirement Plan

A.   DESCRIPTION OF PLAN--CONTINUED

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct contributions in any of several investment options. Effective January 1, 1999, the Plan was amended to allow participants to invest in the Hawk Corporation Stock Fund. The Plan did not hold any Hawk Corporation stock at December 31, 1999.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum. A participant may elect to defer payment of benefits until attainment of age 65.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at fair value as determined by CIGNA, which approximates contract value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     Helsel, Inc. Employees' Retirement Plan

B.   SUMMARY OF ACCOUNTING POLICIES--CONTINUED

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

C.   INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                            Net Realized
                                           and Unrealized
                                            Appreciation
                                           in Fair Value
                                           of Investments
                                           --------------

Pooled separate accounts                   $     575,527
                                           =============

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                   DECEMBER 31
                                            1999                1998
                                      ---------------------------------

Guaranteed Income Fund                $    349,927
CIGNA Lifetime 40 Fund                     625,507       $    471,015
CIGNA Lifetime 50 Fund                   3,213,977          2,941,666
CIGNA Lifetime 60 Fund                     512,425            405,986


D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                     Helsel, Inc. Employees' Retirement Plan

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 12, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                     Helsel, Inc. Employees' Retirement Plan
                            EIN--35-1957561 Plan--001

                  Schedule H, Line 4i--Schedule of Assets Held
                     for Investment Purposes at End of Year

                                December 31, 1999

                          Identity of Issue, Borrower,                                                Current
               Lessor, or Similar Party/Description of Investment                   Cost               Value
----------------------------------------------------------------------------------------------------------------------
*  Connecticut General Life Insurance
     Company--Group Annuity Contract:
        Guaranteed Income Fund                                                  $      349,927     $      349,927
        Stock Market Index Fund                                                         93,591            115,443
        Fidelity Advisor Growth Opportunity Fund                                           272                504
        CIGNA Lifetime 20 Fund                                                           3,090              3,784
        CIGNA Lifetime 30 Fund                                                         131,737            216,278
        CIGNA Lifetime 40 Fund                                                         431,175            625,507
        CIGNA Lifetime 50 Fund                                                       2,388,132          3,213,977
        CIGNA Lifetime 60 Fund                                                         414,848            512,425
        Janus Worldwide Fund                                                             5,392              6,473
        Janus Fund                                                                      27,938             46,637
        White Oak Growth Stock Fund                                                      5,130              6,860
        American Century Ultra Fund                                                        450                651
                                                                                ---------------------------------

   TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                    $    3,851,682     $    5,098,466
                                                                                =================================


* Represents a party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Helsel, Inc. Employees' Savings and Investment Plan

December 31, 1999 with Report of Independent Auditors

               Helsel, Inc. Employees' Savings and Investment Plan

                 Financial Statements and Supplemental Schedule

                                December 31, 1999



                                TABLE OF CONTENTS


Report of Independent Auditors.........................................   1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits .......................   2
Statement of Changes in Net Assets Available for Benefits .............   3
Notes to financial statements..........................................   4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets Held for Investment

   Purposes at End of Year.............................................   8

                         Report of Independent Auditors


Plan Administrator
Helsel, Inc. Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Helsel, Inc. Employees' Savings and Investment Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                            /s/ Ernst & Young LLP


Cleveland, Ohio
June 14, 2000

               Helsel, Inc. Employees' Savings and Investment Plan

                 Statements of Net Assets Available for Benefits



                                                       DECEMBER 31
                                                 1999               1998
                                           --------------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                $   1,822,670     $    1,801,872
   Guaranteed Income Fund                        242,744             64,164
   Participant loans                             102,624             69,393
                                           --------------------------------
Total investments                              2,168,038          1,935,429

Contributions receivable:
   Employer                                                           3,866
   Employee                                                           9,809
                                           --------------------------------
Total receivables                                                    13,675
                                           --------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $   2,168,038     $    1,949,104
                                           ================================


See notes to financial statements.

               Helsel, Inc. Employees' Savings and Investment Plan

            Statement of changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1999



Additions:
   Investment income:
     Net realized and unrealized appreciation
       in fair value of investments                          $       292,445
     Interest                                                         12,828
                                                             ---------------
                                                                     305,273

   Contributions:
     Employer                                                         83,484
     Employee                                                        257,281
                                                             ---------------
                                                                     340,765
                                                             ---------------
Total additions                                                      646,038

Deductions:
   Benefit payments                                                  425,170
   Fees and  expenses                                                  1,934
                                                             ---------------
Total deductions                                                     427,104
                                                             ---------------

Net increase                                                         218,934

Net assets available for benefits at beginning of year             1,949,104
                                                             ---------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR             $     2,168,038
                                                             ===============

See notes to financial statements.

               Helsel, Inc. Employees' Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 1999




A.   DESCRIPTION OF PLAN

The following description of the Helsel, Inc. Employees' Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan with a cash or deferred arrangement provision established by Helsel, Inc. (the "Company" and "Plan Sponsor") effective as of January 1, 1985, covering all non-union employees of the Company who have completed six months of service. Helsel, Inc. is a wholly-owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 1998, the Plan changed its plan year from June 30 to December 31.

CONTRIBUTIONS

Eligible participants may make contributions in any amount up to 15% of their compensation for the Plan year. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 4% of the participant's compensation. Additional discretionary amounts may be contributed at the option of the Company's management. No additional discretionary amounts were contributed in 1998 and 1999.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions. Vesting of employer matching contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule.

               Helsel, Inc. Employees' Savings and Investment Plan

A.   DESCRIPTION OF PLAN--CONTINUED

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options. Effective January 1, 1999, the Plan was amended to allow participants to invest in the Hawk Corporation Stock Fund. The Plan did not hold any Hawk Corporation stock at December 31, 1999.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1 to 5 years except for the purchase of a primary residence. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum. A participant may elect to defer payment of benefits until attainment of age 65.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

               Helsel, Inc. Employees' Savings and Investment Plan

B.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at fair value as determined by CIGNA, which approximates contract value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

C.   INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

                                              Net Realized
                                             and Unrealized
                                              Appreciation
                                             in Fair Value
                                             of Investments
                                             --------------

Pooled separate accounts                     $     292,445
                                             =============

               Helsel, Inc. Employees' Savings and Investment Plan

C.   INVESTMENTS--CONTINUED

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                       DECEMBER 31
                                                 1999               1998
                                          ---------------------------------

Guaranteed Income Fund                    $      242,744
CIGNA Lifetime 30 Fund                           139,428     $      166,626
CIGNA Lifetime 40 Fund                           482,196            579,231
CIGNA Lifetime 50 Fund                           973,008            919,126
CIGNA Lifetime 60 Fund                                              115,670


D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated January 11, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

               Helsel, Inc. Employees' Savings and Investment Plan
                            EIN--35-1957561 Plan--002

                Schedule H, Line 4i--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

                       Identity of Issue, Borrower,                                            Current
            Lessor, or Similar Party/Description of Investment                Cost              Value
--------------------------------------------------------------------------------------------------------------
*   Connecticut General Life Insurance
      Company--Group Annuity Contract:
         Guaranteed Income Fund                                           $       242,744      $    242,744
         CIGNA Lifetime 20 Fund                                                     4,857             5,948
         CIGNA Lifetime 30 Fund                                                   110,507           139,428
         CIGNA Lifetime 40 Fund                                                   372,025           482,196
         CIGNA Lifetime 50 Fund                                                   781,050           973,008
         CIGNA Lifetime 60 Fund                                                    70,882            79,650
         CIGNA Stock Market Index Fund                                             25,507            32,857
         Fidelity Advisor Growth Opportunity Fund                                     410               454
         Warburg Pincus Emerging Growth Fund                                        2,003             2,104
         American Century Ultra Fund                                                1,766             2,006
         Janus Fund                                                                44,083            52,919
         Janus Worldwide Fund                                                      45,082            51,082
         White Oak Growth Stock Fund                                                  762             1,018

*  Participant Loans                                                                                102,624
                                                                          ---------------------------------

    TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                             $     1,701,678      $  2,168,038
                                                                          =================================


* Represents a party-in-interest to the Plan.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Sinterloy Corporation 401(k) Plan

December 31, 1999

                        Sinterloy Corporation 401(k) Plan

                 Financial Statements and Supplemental Schedule

                                December 31, 1999


                                TABLE OF CONTENTS



FINANCIAL STATEMENTS

Statements of Net Assets Available for  Benefits........................  1
Statement of Changes in Net Assets Available for Benefits...............  2
Notes to Financial Statements...........................................  3

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets Held for
    Investment Purposes at End of Year..................................  7

                        Sinterloy Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits



                                                        DECEMBER 31
                                                  1999               1998
                                            --------------------------------
 ASSETS
 Investments, at fair value:
   Cash and cash equivalents                                     $   779,413
   Pooled separate accounts                 $      356,502
   Guaranteed Income Fund                          598,803
   Hawk Corporation Stock Fund                      22,410
   Participant loans                                43,254            50,199
                                            --------------------------------
 Total investments                               1,020,969           829,612

 Contribution receivable:
  Employer                                          20,000            20,000
                                            --------------------------------

 NET ASSETS AVAILABLE FOR BENEFITS          $    1,040,969       $   849,612
                                            ================================


See notes to financial statements.

                        Sinterloy Corporation 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999



Additions:
   Investment income:
     Net realized and unrealized appreciation in
       fair value of investments                        $        50,224
     Interest                                                    41,115
                                                         --------------
                                                                 91,339

   Contributions:
     Employer                                                    47,225
     Employee                                                    91,291
                                                         --------------
                                                                138,516

                                                         --------------
Total additions                                                 229,855

Deductions:
   Benefit payments                                              32,772
   Fees and expenses                                              5,726
                                                         --------------
Total deductions                                                 38,498

Net increase                                                    191,357

Net assets available for benefits at beginning of year          849,612
                                                         --------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR         $    1,040,969
                                                         ==============


See notes to financial statements.

                        Sinterloy Corporation 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1999




A.   DESCRIPTION OF THE PLAN

The following description of the Sinterloy Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1995 as a defined contribution plan covering all non-union employees of Sinterloy Corporation (the "Company" and "Plan Sponsor") who have completed one year of service, as defined. Sinterloy Corporation is a wholly owned subsidiary of Hawk Corporation. Effective January 1999, the Plan assets were transferred from Trust Company of Illinois to Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 10% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor matches participant contributions at the rate of 50%. The Plan Sponsor may also make a discretionary profit sharing contribution. Employer discretionary contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. During the first quarter of 2000, the Plan Sponsor made a discretionary profit sharing contribution of $20,000 for the 1999 Plan year. Forfeited balances of terminated participants' non-vested accounts are allocated to participants under the same manner as the employer discretionary contribution. At December 31, 1999, there were no forfeitures available to allocate to participants.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        Sinterloy Corporation 401(k) Plan

A.   DESCRIPTION OF THE PLAN--CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions. Prior to January 1, 1999, participants were 100% vested in employer matching contributions. Beginning January 1, 1999, vesting of employer discretionary and matching contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by CIGNA. A participant may direct employer and employee contributions in any of several investment options. Effective January 1999, the Plan was amended to allow participants to invest in the Hawk Corporation Stock Fund.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1 to 5 years. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

                        Sinterloy Corporation 401(k) Plan

B.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at fair value as determined by CIGNA, which approximates contract value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.   INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                          Net Realized
                                         and Unrealized
                                          Appreciation
                                         in Fair Value
                                         of Investments
                                         --------------

Pooled separate accounts                 $      47,593
Hawk Corporation Stock Fund                      2,631
                                         -------------

                                         $      50,224
                                         =============

                        Sinterloy Corporation 401(k) Plan

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                      DECEMBER 31
                                                1999              1998
                                         ---------------------------------

Guaranteed Income Fund                   $      598,804
Stock Market Index Fund                         160,309
White Oak Growth Stock Fund                      52,931
Cash and cash equivalents                                       $  779,413


D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 28, 1995, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

                        Sinterloy Corporation 401(k) Plan

                   Employer Identification Number: 31-1549254
                                Plan Number: 005

                Schedule H, Line 4i--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999


           Identity of Issue, Borrower, Lessor, or                                                     Current
           Similar Party/Description of Investment                                  Cost                Value
----------------------------------------------------------------------------------------------------------------------
   *   Connecticut General Life Insurance
         Company--Group Annuity Contract:
            Guaranteed Income Fund                                              $   598,804          $    598,804
            Stock Market Index Fund                                                 142,317               160,309
            Fidelity Advisor Growth Opportunity Fund                                  5,935                 6,065
            Warburg Pincus Emerging Growth Fund                                       4,844                 5,785
            CIGNA Lifetime 20 Fund                                                    5,835                 6,747
            CIGNA Lifetime 30 Fund                                                   23,680                26,478
            CIGNA Lifetime 40 Fund                                                   10,878                12,426
            CIGNA Lifetime 50 Fund                                                    2,833                 3,067
            CIGNA Lifetime 60 Fund                                                      602                   625
            Janus Worldwide Fund                                                     16,123                20,549
            Janus Fund                                                               38,517                44,791
            White Oak Growth Stock Fund                                              46,184                52,931
            American Century Ultra Fund                                              14,801                16,728
            Hawk Corporation Stock Fund                                              19,233                22,410
     * Participant loans                                                                  -                43,254
                                                                                ---------------------------------

       TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                $  930,586           $  1,020,969
                                                                                =================================


* Represents a party-in-interest to the Plan.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hutchinson Products LLC Employees' 401(k) Plan

December 31, 1999

                 Hutchinson Products LLC Employees' 401(k) Plan

                 Financial Statements and Supplemental Schedule


                                December 31, 1999



                                TABLE OF CONTENTS


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..........................  1
Statement of Changes in Net Assets Available for Benefits................  2
Notes to Financial Statements............................................  3

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets Held for
    Investment Purposes at End of Year...................................  7

                 Hutchinson Products LLC Employees' 401(k) Plan

                 Statements of Net Assets Available for Benefits



                                                       DECEMBER 31
                                                 1999               1998
                                           ---------------------------------
 ASSETS
 Investments, at fair value:
   Pooled separate accounts                $    3,116,275     $    2,289,154
   Guaranteed Income Fund                         600,844            623,595
                                           ---------------------------------
 Total investments                              3,717,119          2,912,749

 Contribution receivable:
  Employer                                          5,000              5,000
                                           ---------------------------------

 Net assets available for benefits         $    3,722,119     $    2,917,749
                                           =================================


See notes to financial statements.

                 Hutchinson Products LLC Employees' 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999



Additions:
   Investment income:
     Net realized and unrealized appreciation
       in fair value of investments                     $      917,440
     Interest                                                   23,406
                                                        --------------
                                                               940,846

   Contributions:
     Employer                                                    5,000
     Employee                                                  131,528
                                                        --------------
                                                               136,528
                                                        --------------
Total additions                                              1,077,374

Deductions:
   Benefit payments                                            272,754
   Fees and expenses                                               250
                                                        --------------
Total deductions                                               273,004

Net increase                                                   804,370

Net assets available for benefits at beginning of year       2,917,749
                                                        --------------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR        $    3,722,119
                                                        ==============


See notes to financial statements.

                 Hutchinson Products LLC Employees' 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1999




A.   DESCRIPTION OF THE PLAN

The following description of the Hutchinson Products LLC Employees' 401(k) plan (the "Plan") provides only general information. Participants should refer to summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1993 as a defined contribution plan covering all full-time employees of Hutchinson Products LLC (the "Company" and "Plan Sponsor") who have completed three months of service, as defined. Hutchinson Products LLC is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan allows for discretionary contributions by the Plan Sponsor from available business profits. Employer contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. During the first quarter of 2000, the Plan Sponsor made a discretionary profit sharing contribution of $5,000 for the 1999 Plan year. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 1999, $ 1,079 in forfeitures was available to reduce the Company's future contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                 Hutchinson Products LLC Employees' 401(k) Plan

A.   DESCRIPTION OF THE PLAN (CONTINUED)

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions. Vesting of employer discretionary contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options. Effective January 1999, the Plan was amended to allow participants to invest in the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at fair value as determined by CIGNA, which approximates contract value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

                 Hutchinson Products LLC Employees' 401(k) Plan

B.   SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.   INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                             NET REALIZED
                                            AND UNREALIZED
                                             APPRECIATION
                                            IN FAIR VALUE
                                            OF INVESTMENTS
                                            --------------

Pooled separate accounts                    $     917,440
                                            =============

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                          DECEMBER 31
                                                   1999               1998
                                              ---------------------------------

Guaranteed Long-Term Fund                     $   600,844          $   623,595
Fidelity Advisor Growth Opportunity Fund          256,881              245,778
Janus Fund                                        754,424              499,874
American Century Ultra Fund                     1,716,479            1,262,743
Janus Worldwide Fund                              188,456

                 Hutchinson Products LLC Employees' 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1999




D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 23, 1994, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

                 Hutchinson Products LLC Employees' 401(k) Plan

                   Employer Identification Number: 34-1608009
                                Plan Number: 005

                Schedule H, Line 4i--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999


          Identity of Issue, Borrower, Lessor or                                                       Current
         Similar Party/Description of Investment                                     Cost               Value
---------------------------------------------------------------------------------------------------------------------
  * Connecticut General Life Insurance
      Company--Group Annuity Contract:
         Guaranteed Income Fund                                                     $  600,844         $   600,844
         Stock Market Index Fund                                                         8,434              12,870
         Fidelity Advisor Growth Opportunity Fund                                      190,907             256,881
         Warburg Pincus Emerging Growth Fund                                               959               1,450
         CIGNA Lifetime 20 Fund                                                          1,361               1,818
         CIGNA Lifetime 40 Fund                                                         45,643              63,356
         Janus Worldwide Fund                                                          103,161             188,456
         Janus Fund                                                                    391,502             754,424
         White Oak Growth Stock Fund                                                    93,582             120,541
         American Century Ultra Fund                                                   882,154           1,716,479
                                                                                   -------------------------------
    Total assets held for investment purposes                                      $ 2,318,547         $ 3,717,119
                                                                                   ===============================


* Represents a party-in-interest to the Plan.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Hawk Corporation 401(k) Savings and Retirement Plan

December 31, 1999

               Hawk Corporation 401(k) Savings and Retirement Plan

                 Financial Statements and Supplemental Schedule

                                December 31, 1999



                                TABLE OF CONTENTS



FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...........................  1
Statement of Changes in Net Assets Available for Benefits.................  2
Notes to Financial Statements.............................................  3

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets Held for
    Investment Purposes at End of Year....................................  7

               Hawk Corporation 401(k) Savings and Retirement Plan

                 Statements of Net Assets Available for Benefits



                                                      DECEMBER 31,
                                                          1999
                                                    ---------------

 ASSETS
 Investments, at fair value:
   Pooled separate accounts                         $  1,123,486
   Guaranteed Income Fund                                 41,075
   Hawk Corporation Stock Fund                            15,474
   Participant loans                                      44,306
                                                    ------------
 Total investments                                     1,224,341

 Contribution receivable:
  Employer                                                91,320
                                                    ------------

 NET ASSETS AVAILABLE FOR BENEFITS                  $  1,315,661
                                                    ============


See notes to financial statements.

               Hawk Corporation 401(k) Savings and Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999




Additions:
   Investment income:
     Net realized and unrealized appreciation
       in fair value of investments                           $      210,073
     Interest                                                          3,254
                                                              --------------
                                                                     213,327

   Contributions:
     Employer                                                        146,137
     Employee                                                        151,810
                                                              --------------
                                                                     297,947
                                                              --------------
Total additions                                                      511,274

   Deductions:
     Benefit payments                                                    576
     Fees and expenses                                                   542
                                                              --------------
Total deductions                                                       1,118

Transfers from other plans                                           805,505
                                                              --------------

Net increase                                                       1,315,661

Net assets available for benefits at beginning of year                     -
                                                              --------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR              $    1,315,661
                                                              ==============


See notes to financial statements.

               Hawk Corporation 401(k) Savings and Retirement Plan

                          Notes to Financial Statements

                                December 31, 1999




A.   DESCRIPTION OF THE PLAN

The following description of the Hawk Corporation 401(k) Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1999 as a defined contribution plan. The participating employers of the Hawk Corporation 401(k) Savings and Retirement Plan are Clearfield Powdered Metals, Inc. ("Clearfield") and Allegheny Powder Metallurgy, Inc. ("Allegheny") (collectively the "Company" and "Plan Sponsor"). The Plan covers all non-union employees of the Company who have completed one year of service, as defined. Clearfield and Allegheny are wholly owned subsidiaries of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Company makes a matching contribution equal to 50% of the participant's contributions up to 4% of the participant's compensation. The Company contributes to the Plan an amount equal to 2.5% of each eligible participant's compensation, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 1999, $602 in forfeitures was available to reduce the Company's future contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

               Hawk Corporation 401(k) Savings and Retirement Plan

A.   DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions. Vesting of employer contributions is based upon years of continuous service. A participant is 100% vested after five years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance attributable to employee pre-tax, employer matching and rollover contributions. Loan terms range from 1 to 5 years. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

               Hawk Corporation 401(k) Savings and Retirement Plan

B.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at fair value as determined by CIGNA, which approximates contract value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.   INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                                   Net Realized
                                                  and Unrealized
                                                   Appreciation
                                                  in Fair Value
                                                  of Investments
                                                  --------------

Pooled separate accounts                          $     213,223
Hawk Corporation Stock Fund                              (3,150)
                                                  --------------
                                                  $     210,073
                                                  =============

               Hawk Corporation 401(k) Savings and Retirement Plan

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                     DECEMBER 31,
                                                         1999
                                                     ------------

American Century Ultra Fund                          $   712,513
Fidelity Advisor Growth Opportunity Fund                 189,396
CIGNA Lifetime 40 Fund                                    63,000


D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.   INCOME TAX STATUS

The Plan has applied for a determination letter from the Internal Revenue Service, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan will be qualified and that the related trust is tax exempt.

               Hawk Corporation 401(k) Savings and Retirement Plan

                   Employer Identification Number: 34-1608156
                                Plan Number: 005

                Schedule H, Line 4i--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999


         Identity of Issue, Borrower, Lessor, or                                                         Current
         Similar Party/ Description of Investment                                   Cost                  Value
-----------------------------------------------------------------------------------------------------------------------
  * Connecticut General Life Insurance
      Company--Group Annuity Contract:
         Guaranteed Income Fund                                                  $  41,075               $    41,075
         Stock Market Index Fund                                                    30,848                    36,989
         Fidelity Advisor Growth Opportunity Fund                                  183,442                   189,396
         Warburg Pincus Emerging Growth Fund                                         1,855                     2,777
         CIGNA Lifetime 20 Fund                                                      8,289                    10,443
         CIGNA Lifetime 30 Fund                                                      7,791                     9,573
         CIGNA Lifetime 40 Fund                                                     54,476                    63,000
         CIGNA Lifetime 50 Fund                                                      2,117                     2,595
         CIGNA Lifetime 60 Fund                                                      1,851                     2,348
         Janus Worldwide Fund                                                       25,516                    38,281
         Janus Fund                                                                 21,916                    30,260
         White Oak Growth Stock Fund                                                18,775                    25,311
         American Century Ultra Fund                                               531,447                   712,513
         Hawk Corporation Stock Fund                                                17,554                    15,474
  *  Participant Loans                                                                   -                    44,306
                                                                                 -----------------------------------
    TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                    $ 946,952               $ 1,224,341
                                                                                 ===================================


* Represents a party-in-interest to the Plan.